MAIL STOP 3561

May 25, 2006

Mr. Jianquan Li
Chief Executive Officer
Winner Medical Group Inc.
Winner Industrial Park, Bulong Road
Longhua, Shenzhen City, 518109
People's Republic of China

RE: **Winner Medical Group Inc.**
        Amendment to Registration Statement on Form SB-2
        File Number: 333-130473
        Filed: May 15, 2006

Dear Mr. Li:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 26

1. We note the repeated use of the word "compliance" and variations thereof throughout the Regulation subsection. The word "compliance" is a term of art for the FDA and is a determination derived out established regulatory procedures followed by FDA. This means that whether or not a firm is in "compliance" with FDA requirements is a determination that can only be made by FDA. However,

you may state something to the effect that as of such date, your products are not the subject of an open recall or the subject of any current enforcement action initiated by FDA.

Management, page 40

2. Please disclose the business of the companies with which Richard Goodner is associated.

Executive Compensation, page 42

3. Please reflect the dividends paid to Mr. Li in the executive compensation table.

4. Awards or grants under the 2006 Equity Incentive Plan should be discussed. See the disclosure on page 2, for example.

Certain Relationships and Related Transactions, page 44

5. Concerning the dividend discussed at the bottom of page 45, please identify the "board of directors" of the subsidiary, Winner Group Limited.

6. As previously requested, please define "ratable" dividend.

Security Ownership of Certain Beneficial Owners and Management, page 49

7. Concerning footnote 3 to the table, it is assumed that Barry Kitt is the sole owner of Pinnacle China Fund. If not, please elaborate.

Note 12 – Commitments and Contingencies, page F-13

8. We note your response to prior comments nine and ten. Please expand your disclosure to include the material terms of any registration rights agreements relating to the warrants in the interim financial statements for the six months ended March 31, 2006. We note that Section 3(b) of the consulting agreement refers to unlimited piggyback registration rights.

9. Please revise your disclosure to include the major valuation assumptions for the warrants under the Black-Scholes model at the date of issuance and at each subsequent valuation date.

10. Please revise your disclosure to state how the compensation expense relating to the warrants will be measured and allocated over the service period. Note that because the warrants contain vesting provisions, we believe that EITF

96-18 requires the fair value of the warrants to be remeasured at each balance sheet date until the award is fully vested.

11. After the required performance under the consulting agreement is complete, as discussed in paragraph 3 of EITF 00-19, the warrants will be required to be evaluated for classification as liability or equity. Please tell us whether you believe that the warrants would continue to be classified as equity under EITF 00-19, and if so, why you believe that each of the conditions in paragraphs 12-32 of EITF 00-19 for equity classification will be met. Revise your disclosures regarding the warrants as appropriate.

Item 27. Exhibits

12. As a wholly-owned subsidiary, it is not clear why Winner Group Limited is not included on exhibit 21. Please advise.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. Provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Carlton Tartar at (202) 551-3387 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or Don Rinehart, who supervised the review of your filing, at (202) 551-3235 with any other questions.

Sincerely,

John Reynolds, Assistant Director
Office of Emerging Growth Companies

cc: Louis A. Bevilacqua, Esq.
          Fax (202) 654-1804

          James Groh
          Heritage Management Consultants, Inc.
          301 Central Avenue, #381
          Hilton Head Island, SC 29926